FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-September 2016	3

Results_

January – September 2016

Disclaimer

This document and the conference-call webcast (including the Q&A session) may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the “Company” or “Telefónica”) or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company results and other aspects related to the activity and situation of the Company.

The Statements can be identified, in certain cases, through the use of words such as “forecast”, “expectation”, “anticipation”, “aspiration”, “purpose”, “belief” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.

Except as required by applicable laws, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company’s business or business development strategy or any other unexpected circumstance.

This document and the conference-call webcast (including the Q&A session) may contain summarized, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information.

Neither this document nor the conference-call webcast (including the Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any securities, a solicitation of any offer to purchase, sale or exchange of any securities, or a recommendation or advice regarding any security.

Investor Relations Telefónica, S.A.

01 Q3 16 Highlights

Mr. José María Álvarez-Pallete Chairman & CEO

Investor Relations Telefónica, S.A.

Q3: Sustainable improvements on all fronts

Strategy is working: back to growth

- **Transformation process is paying off**
  - **CapEx intensification ahead of peers** allowed quality differentiation (Spain, Brazil, HispAm)
  - **Transition from voice to data** almost concluded; data keeps growing healthy and voice has been largely bundled
- **Next steps, accelerating growth**
  - **CapEx/Sales peak behind us;** OpCF growth to accelerate. Interest costs to continue declining
  - **Consolidation driven synergies** in BRA, GER
  - **Improve ROCE**

Q3 proof points: Accelerating OIBDA, OpCF, EPS, FCF growth & Deleverage

- **Service revenue +1.4%** y-o-y organic, stable from Q2
- **Pick-up in OIBDA to +3.1%** y-o-y organic (+2.4 p.p. q-o-q improvement)
- **OpCF +10.8%** organic (+9.3 p.p. q-o-q improvement)
- **External factors (FX) improving;** reported Q3 OIBDA almost flat (-1.0% y-o-y; -7.1% in Q2)
- **€2.6Bn net debt reduction** in the last 3M to €49.98Bn
- **Strong cash conversion; Q3 FCF of €1.5bn**, up 7.1% y-o-y leading to €2.3bn in 9M (+91.9%)

Operating improvement is sustainable

- **Spain:** Sustaining very solid financials; increasing market value (OIBDA keeps growing; OpCF growth accelerating)
- **Brazil:** Stellar performance, expanding market share and margins at the same time (Q3: OpCF +37.9% y-o-y organic)
- **Hispam:** OIBDA back to growth (Q3: +6.3% y-o-y organic; +9.7 p.p. q-o-q improvement)
- **Germany:** Successful execution of synergies (OIBDA margin +2.2 p.p. y-o-y organic ex non-recurrent)
- **UK:** Better trends in revenues & profitability; best UK mobile operator: sustained market outperformance

Sustainable organic deleverage

- **Dividend reset;** growing FCF
- **Consistent organic deleverage**
- **Portfolio optimisation policy**: strategically driven

Investor Relations
Telefónica, S.A.

1

Telefónica

New financial objectives to ensure sustainable remuneration and consistent deleverage


DPS
0.75
0.40
Old
New

- **2017 Remuneration**
  - €0.40/sh. to be paid in cash in 2 tranches: €0.20/sh. in Q4 17 plus €0.20/sh. in Q2 18
- **Revised 2016 remuneration**
  - €0.35/sh. in voluntary scrip dividend in Q4 16 plus €0.20/sh. in cash in Q2 17


Pay-out assuming FCF of €4Bn/yr
>90%
~50%
Old
New

- **Sustainable pay-out, with growing FCF**
- **Allows for recurrent excess retained FCF**

Objective

Solid investment grade credit rating, aiming to ratios compatible with BBB/Baa2 levels

- **Consistent organic deleverage**

Investor Relations
Telefónica, S.A.
2
Telefónica

2016 Outlook

2016 Guidance

Guidance 2016E 9M 16

(Constant FX 2015; ex-VZ; ex-UK)

Service Revenue >4% +3.0% Revenues

+4.4% OIBDA margin Stabilising vs. 2015 +0.4 p.p.

CapEx/Sales Around 17% 15.3%

3 Investor Relations Telefónica, S.A.

Financials in a nutshell

9M 16 Q3 16

Reported Organic Reported Organic € in millions Reported Reported y-o-y y-o-y y-o-y y-o-y

Revenue 38,315 (6.7%) 0.8% 13,080 (5.9%) (0.2%) Service revenue 35,511 (5.2%) 2.2% 12,148 (4.1%) 1.4% OIBDA 11,931 (4.6%) 3.1% 4,175 (1.0%) 3.1% OIBDA Margin 31.1% 0.7 p.p. 0.7 p.p. 31.9% 1.6 p.p. 1.0 p.p. OpCF (ex-spectrum) 6,256 (1.4%) 5.7% 2,144 8.6% 10.8% Net Income 2,225 (22.0%) 983 38.5% EPS 0.41 (23.6%) 0.19 44.8% FCF 2,315 91.9% 1,500 7.1%

Net Financial Debt 49,984 0.7%

9M 16: Negative FX effect in OIBDA neutralised at FCF level

(€ in millions)

725 (63)

174 LatAm FX impact to 131 ease further in Q4

(1.093)

OIBDA CapEx Working Taxes + FCF Capital interest + Others 4 Investor Relations Telefónica, S.A.

Robust FCF generation; improving markedly

2016 FCF (€ in millions) 9M FCF (€ in millions)

Enhancing performance throughout the year

1,500 2,315

• +€1,109m y-o-y in 9M (+91.9%)

746 1,206 o Lower spectrum, CapEx, financial payments, taxes & dividend to minorities

69 • +€754m q-o-q on the back of improvements across the board, despite greater investments and spectrum payments Q1 Q2 Q3 2015 2016 o FCF ex-spectrum accelerating in Q3 (+30.8% y-o-y)

FCFS (€)

0.01 0.15 0.31 0.25 0.47

On the right path to deliver stronger FCF in Q4

EPS (€) FY16 FCF >€4Bn

0.10 0.13 0.19 0.54 0.41

5 Investor Relations Telefónica, S.A.

Strong recovery in reported OIBDA

2016 Reported OIBDA (y-o-y)

FX negative impact to dramatically ease in H2 16

Q1 Q2 Q3 • Sequential improvement of FX y-o-y drag (+3.6 p.p. y-o-y in revenues & +3.4 p.p. in OIBDA mainly due to BRL) (1.0%) • ARS and GBP main FX detractors in Q3 (5.7%) o Q4 15 ARS devaluation to ease y-o-y comps in Q4 16 (7.1%)

OIBDA y-o-y trends (€ in million)

No perimeter effect from Q3 16

+230 +90

+135 +9 (2)

FX impact (y-o-y)

+34

Revenues OIBDA

(187)

(553) (332) Q1 16 Q2 16 Q3 16

Organic Perimeter Organic Perimeter Organic Perimeter FX FX FX Growth & Others Growth & Others Growth & Others

(4.4 p.p.) (7.9 p.p.) (5.5 p.p.)

-233m -300m -44m (9.1 p.p.) (13.6 p.p.)

Q1 y-o-y Q2 y-o-y Q3 y-o-y (14.3 p.p.)

6 Investor Relations Telefónica, S.A.

Steady growth of service revenues

2016 Revenues (y-o-y organic)

Consistent performance of service revs q-o-q

Total Handset sales Service revenues

1.5% 1.4% • Brazil & Hispam accelerating in Q3; UK & Germany improving trends

• Q3 total revenue stable even with pressure from handset sales

(0.2%) (0.2%) • Q3 BB Connectivity & SoC 49% o/total; +7 p.p. y-o-y o Increasing growth opportunities (IoT, cloud, video,…)

Strong demand for mobile data (Non-SMS revs +20.0% vs. Q3 15) (18.0%) (16.6%)

Q2 Q3

Outstanding diversified portfolio

Q3 Service Revenues (y-o-y organic) Revenue (9M 16)

5.5% BRAZIL

GER 21%

1.4% 2.4% 0.6% 15% HISPAM

0.1% 24% SPAIN

UK

(1.8%) 25%

13%

TEF Hispam Brazil Spain UK Germany

7 Investor Relations Telefónica, S.A.

Accelerating organic OIBDA increase

2016 OIBDA (y-o-y organic)

9M organic OIBDA growth across the board

5.5%

3.1%

• +240 bps ramped-up in OIBDA q-o-q

0.8%

OpEx discipline continues to excel (Q3: -1.6% y-o-y; Q2: -0.8%)

• Extracting savings from merger synergies & cost efficiencies

Q1 Q2 Q3 (redundancy programs; commercial efficiency; network optimisation)

OIBDA (y-o-y organic)

0.3 p.p. OIBDA (9M 16)

0.6 p.p.

0.7 p.p. BRAZIL

2.4 p.p. 3.1% GER 22% (0.5 p.p.)

11%

(1.1 p.p.) HISPAM SPAIN 22%

0.8% UK

33% 12%

Q2 Hispam UK Brazil Germany Spain Others Q3

9M OIBDA (y-o-y organic) OIBDA margin progression in Q3

7.8% • 31.9%; +1.0 p.p. y-o-y organic

3.1% 2.6% • Expanding margin y-o-y in all segments

1.2% 1.0% 0.8% •

9M margin 31.1% (+0.7 p.p. y-o-y organic) TEF Brazil Germany Hispam UK Spain

8 Investor Relations Telefónica, S.A.

Outstanding OpCF upturn on higher OIBDA growth

2016 OpCF (ex-spectrum; y-o-y organic) High operating leverage

• Cost & CapEx efficiencies and optimisation

10.8%

9M

• Brazil & Spain main contributors to organic OpCF

4.9% +5.7% o Spain (43% o/total) +7.1% vs. Q3 15 y-o-y ex non-recurrents

1.4% o Brazil (21% o/total) +37.9% y-o-y in Q3 Q1 Q2 Q3

9M OpCF margin 16.3% OpCF ex-spectrum (9M 16)

GER

2016 CapEx (y-o-y organic) 9% BRAZIL 21% SPAIN HISPAM

43% 18% UK

6.2% 12%

9M +0.5%

0.2%

79% CapEx in growth & transformation

(3.8%)

Q1 Q2 Q3 • Continued investments in differential platforms to excellent connectivity

CapEx/Sales

13.5% 15.3% 15.5%

(ex-spectrum) • 9M CapEx (ex-spectrum)/Sales 14.8% (flat y-o-y organically)

Q3 y-o-y reflects phasing effects

9 Investor Relations Telefónica, S.A.

High-value strategy across geographies

Delivering the goods

Sep-16 (y-o-y)

Smartphone penetration
56% (+10 p.p.)

LTE penetration
22% (+11 p.p.)

Pay TV/FBB
49% (flat)

FTTX+VDSL/FBB
41% (+8 p.p.)

Positive customer lifetime value

Avg. Revenue/Access (y-o-y organic)


2.6%
9M 16
Accesses
349m
Churn
2.7%

Excelling in growth

- **Seizing the 4G opportunity** (x1.9 LTE accesses vs. Sep-15)
- **Continued traction in FTTX & VDSL** (+26% y-o-y connected cust.)
- **Strong progression in Pay TV** (+3% y-o-y to 8.4m)

- **"More for More"** tariff actions (i.e. Spain, Germany, Colombia ...)
- **High-end pricing power** (further progress in bundling FFTX/4G)

- **Differential customer experience**
- **Rewarding loyalty**: Churn reduction -0.3 p.p. y-o-y in Q3

Quality customer led-strategy focused on network evolution to provide more opportunities to deliver superior revenues

Investor Relations
Telefónica, S.A.
10
Telefónica

Significant upside from data consumption

Sustained data traffic explosion (y-o-y growth)

MBB FBB

65% 56% 55% 55% 56% 53% 50%

52% 53% 52% 50%

47% 47% 45%

Q1 15 Q2 15 Q3 15 Q4 15 Q1 16 Q2 16 Q3 16

Average data consumption per user (GB/month) Higher speeds driving data usage y-o-y

CAGR 15-18 (%)

• High demand requires stronger networks

2.33 22.5 • Fiber: key driver to maintain strong fixed data growth

2.15 24.9 o FTTH data consumption in Spain 2x DSL

• Evidence suggest MBB usage can double

1.38 17.5 o MBB consumption in Asian countries >2x Europe

0.97 29.5

0.95 34.3

0.75 33.7

0.69 41.3

0.56 36.9

Source: Analysys Mason as of Dec-2015 for cellular data traffic and cellular connections (SIMs excl. 2G devices)

11 Investor Relations Telefónica, S.A.

Disruptive data proposals; more recurring revenues

MBB accesses (y-o-y)

Smartphone +20%

LTE x2.5

Q3 Avg. usage/smartphone (y-o-y)

+40% ▶ 1 GB

Q3 Data revenues (y-o-y organic)



Q2 16
Q3 16
9.4%
12.0%
51%/MSR
16.0%
20.0%
83%/Data
Data
Non-SMS data

Scale and tiered pricing boosting revenues

- **Reaping prepaid opportunity in Latam with recurrent plans**
  - Prepaid data ARPU uplift
  - T. Hispam smartphone penetration at 32%
  - New prepaid data portfolio (Sep-16)
- **Developing innovative contract schemes to play elasticity**
  - *"O2 Free"*: more content for higher price points
  - *"Roaming like at Home"*

Key engines delivering monetisation

	Usage uplift	ARPU uplift
LTE	63%	~10%
	Avg. Usage vs DSL	
FTTx	> x2	UBB price premium

LTE & UBB: Upselling and increasing ARPU

- **Q3 LTE traffic x3 y-o-y**
  - LTE: 36% of mobile data traffic (+16 p.p. y-o-y)
  - Mobile data traffic ramped-up: +65% y-o-y
- **Q3 FBB traffic +45% y-o-y**
  - Intensive video usage due to fiber and content bundling

Investor Relations
Telefónica, S.A.
12
Telefónica

Digital Services: Value accretive initiatives

Q3 Digital Services Rev. Mix


Others
16%
Cloud
11%
4%
7%
M2M
Security
Video
62%
Total revs.
Q3: €1.2Bn

Q3 Contribution to Digital Revenue growth (y-o-y organic)


10.7%
6.0 p.p.
1.8 p.p.
1.5 p.p.
1.2 p.p.
0.2 p.p.
Digital Services
Video
Security
Cloud
Others
M2M

Holistic view beyond connectivity

- **VIDEO: Premium content and user experience**
  - Spain: Evolved functionalities (Home Zone)
  - Latam: Premium content agreement with Vivendi
- **CLOUD: Enlarged scale in hybrid solutions**
  - 8th "Virtual Data Center" opened in Miami
  - "Open Telefónica Cloud" launched in Mexico (already in Chile & Brazil)
- **SECURITY: In-house innovation & leading partnerships**
  - "Path6": proprietary technology to detect large-scale vulnerabilities in mobile apps
- **M2M: Leading telco platform**
  - A "Leader" in Gartner's "Magic Quadrant Managed Machine-to-Machine Services, Worldwide" for 3rd year running
- **Telefónica Open Future_: At the forefront of innovation**
  - UK government agreement to accelerate cybersecurity start-ups

Investor Relations
Telefónica, S.A.
13
Telefónica

TGR: Continued technological transformation

Enlarging UBB footprint

Premises Passed with Fibre (millions)

33.7m FTTX +11% y-o-y

21.4m FTTH +17% y-o-y

LTE Coverage (%PoP)

58% (+9 p.p. y-o-y)

Europe 86%

LatAm 48%

Further progress on All-IP

VoIP accesses 6.1m 7 countries

VoLTE deployments 6 countries

Network developments

- **Network Quality & User Experience enhancement**
  - **Real Time network** and Quality of Experience monitoring
  - Building a **Smart WiFi** Home experience
  - New set-top platform to power **HD and Ultra HD video services**
- **Innovation:**
  - Inauguration of 5G laboratory
  - Successful trial of **4G** high speed data transfer: **up to 800 Mbps**
  - 1st Version of OSM (**Open Source Mano**) launched
  - Extending **SON automatisation** solution across our footprint

E2E Digitalisation

Big Data platforms for Real Time decision

18.6 PB (x4 y-o-y)

- **Full Stack on-going transformation**
  - Peru: in progress in mobile; Brazil: migrating fixed customers
- **Spain: Online channel** evolution (ie. MiTV Recommendations)
- **Germany:** Systems consolidation (TEF DE + E-Plus)
- Advancing in **global systems deployment**

Investor Relations
Telefónica, S.A.

14

Telefónica

02 Q3 16 Results

Mr. Angel Vilá CSFO

Investor Relations Telefónica, S.A.

Spain: Increasing value in customer base

Net adds (‘000)

Q3 15 Q3 16 Churn y-o-y Growing momentum in upselling

0.0 p.p. +0.1 p.p. -1.1 p.p. -0.2 p.p.

217

159 • Early results of new “Movistar Fusión+”(launched in July) 122

45 49 o Boost in mobile portability 15 o Highest-ever UBB net adds (12) (44) o More premium TV packs

FBB UBB TV Mobile contract • Focus on higher value to foster ARPU uplift and loyalty o Promoting symmetric UBB & Premium TV

UBB/“Fusión” “Fusión” ARPU

Euros o Increasing mobile add-ons +8 p.p. +11% • Resilient churn (despite tariff update) 35% 27% 81.8 79.8

+3 p.p. 73.8 q-o-q

Sep-15 Sep-16 Leveraging unparalleled quality assets

Q3 15 Q2 16 Q3 16

FTTH (premises passed in millions) • Market-leader in network coverage: 4G, FTTH, satellite

Fiber customers/FBB o LTE: 90% pop. (+24 p.p. y-o-y) +23% • Best-in-class TV experience

17% fiber take-up

16.4 (+3 p.p. y-o-y) o All premium content

13.4 o Richer UX: innovative functionalities & equipment

47% 33%

Sep-15 Sep-16

15 Investor Relations Telefónica, S.A.

Spain: Stable revenue and growing margins

2016 Revenues (y-o-y organic)

Total Handset sales Service Rev. Ongoing growth of service revenues

1.1% • Sustained trend despite tougher comps in Q3

1.0%

0.6% 0.2% o Step up in “Consumer” growth fuelled by “Fusión” (+20.5% y-o-y) (0.1%) o “Business” revenue affected by IT seasonality (to reverse in Q4) (0.4%) o “Other revenue” growth improved despite lower TV wholesale (18.2%) (20.8%) (22.3%)

Q1 Q2 Q3

Strong Profitability (y-o-y organic ex-non recurrents) Solid OIBDA and cash conversion

Q1 16 Q2 16 Q3 16 Margin

7.1%

Continued cost cutting: OpEx -0.3% y-o-y in Q3 o Savings from Redundancy Programme (€133m in Q2+Q3 16) 3.3% 2.6% 2.0% 1.8% o Increased cost of new football season since mid-August

• Consistent margin expansion y-o-y & q-o-q

• OpCF growth for 2nd quarter in a row

(0.5%) OIBDA OpCF

43.3% 30.9%

+0.9 p.p. +2.1 p.p.

16 Investor Relations Telefónica, S.A.

Germany: Incremental synergies in H2

Contract net adds ('000)


426
339
181
Q1
Q2
Q3

Q3 contract churn: 1.5% (-0.2 p.p. y-o-y)

2016 Financials (y-o-y ex non-recurrent)


OIBDA
MSR
OIBDA margin & margin y-o-y
6.2%
1.6%
3.6%
(1.3%)
(1.7%)
(1.8%)
Q1
Q2
Q3
21.1%
+1.8 p.p.
25.0%
+1.9 p.p.
24.7%
+2.2 p.p.

LTE driving growth

- **Data monetisation bearing fruits leveraged on**
  - 4G customer base at 10.6m (+12% q-o-q)
  - Avg data usage 1.6 Gb (+15% q-o-q)
- **"O2 Free" launch in October** supports operational momentum
- **Dynamic competitive environment in Q3;** early signs of easing pressure in non-premium segment
- **Stabilisation of ARPU trends q-o-q**

OIBDA growth ramping-up

- **MSR performance stable q-o-q; improving trends ex-regulation**
  - Sustained non-SMS data growth (Q3: +13.2% y-o-y)
  - Roaming & MTRs drag 0.9 p.p. y-o-y in Q3 (Q2: -0.2 p.p.)
  - Continued decline of handset sales (Q3: -24.5% y-o-y; Q2: -25.5%)
- **Incremental synergies in H2:** Q3: €30m; 9M: €125m; site & employee restructuring
- **Transformation OpEx lessening**; finalised contract customer migration
- **Q3 CapEx +30.4%** y-o-y with phasing back-end loaded (9M: +5.7%)

Investor Relations
Telefónica, S.A.
17
Telefónica

UK: Robust performance; market leading loyalty

Contract net adds (‘000)

Blended ARPU ex “O2 Refresh” (y-o-y) Attracting and retaining in contract

Continued customer growth in a challenging market

199 Contract • Mobile customer base 25.4m penetration: 62%

115 134 (+5 p.p. y-o-y) o 45% LTE penetration (+15 p.p. y-o-y) o Data usage continues to grow (+65% y-o-y)

• Sustained market-leading contract churn of 0.9%

Q1 16 Q2 16 Q3 16 • High levels of customer satisfaction and best brand awareness

1.8% (0.8%) (0.6%) o MNO with lowest level of complaints (Ofcom)

93% LTE outdoor coverage (+15 p.p. y-o-y)

MSR (y-o-y) OIBDA margin expansion

Ex “O2 Refresh” Reported OIBDA margin expansion (27.3%; +1.0 p.p.)

Roaming & MTR impact

2.6% • Q3 MSR strengthened

1.1% Better Q3 OIBDA: o Roaming seasonality (“O2 Travel”) positive impact

(0.2%)

+1.6% y-o-y o Non-SMS data revenue growth (+9.4% y-o-y; +4.5 p.p. vs. Q2) vs. Q2 -4.0%

0.1% o Avg. subscription per user (+8.2% y-o-y ex “O2 Refresh”)

(0.5%)

(2.0%) o Subscription 76% o/total ARPU (69% Q3 15) Q1 16 Q2 16 Q3 16 • OIBDA increase driven by revenue flow and overall cost control

Continued growth in CapEx on ongoing LTE rollout (Q3: +18.0% y-o-y)

(0.4 p.p.) (2.0 p.p.) (2.1 p.p.)

18 Investor Relations Telefónica, S.A.

Brazil: ARPU growth in key services

Mobile ARPU (y-o-y)

Q3 16 9M 16 Data-centric strategy

27% 26% • Mobile 19%

15% Leader in postpaid: allow capture value (*) o Differential quality network us to 42% market share o Q3 contract net adds: 865k (x2.3 q-o-q) Total Data o 54% share in contract net adds in LTM o LTE x2.4 y-o-y (27% penetration, +17 p.p. y-o-y) o Data consumption increased on 4G adoption o Main cities: 47% of data traffic is 4G o Improvement on prepaid top-ups (+1.7% Q3/Q2) Fixed ARPU (y-o-y)

Q3 16 9M 16 • Fixed o Successful cross-selling

12% 13%

12%

10% 9% o All stores already selling fixed products

8% 7% 7% o UBB accesses: 4.1m (+8% y-o-y) o 16.9 m homes passed with fiber

FBB UBB Pay TV IPTV o Strong IPTV accesses (+39% y-o-y) on FTTH take-up

55% UBB 9% Pay TV Market share(*) Market share(*)

(*) At August 2016

19 Investor Relations Telefónica, S.A.

Brazil: Strong margin expansion; OpCF +38%

Service Revenues (y-o-y organic)

Q1 16 Q2 16 Q3 16 Enhanced revenues trend; well ahead of the sector

5.6%

Q3 total revs +1.1% in Q3 (9M: +0.9%) despite macro headwinds and

3.0% Service Rev handset sales (-27.2% in Q3) 2.3% 35% market share

1.7% • MSR accelerated driven by double digit postpaid growth and

1.1% 0.4% +0.9 p.p. y-o-y improved prepaid trends; sustained data rev. growth in Q3 (+24.4%)

Ongoing increased in FBB and new services (Q3: +11.8% y-o-y; 9M:

Service Revenues Mobile Service Revenues +6.5%)

Regulation drags 2.2 p.p. to rev. y-o-y (-2.4 p.p. in 9M)

Financials (y-o-y organic)

Margin Q1 16 Q2 16 Q3 16 OIBDA acceleration: synergies and efficiencies

37.9%

32.1% 35.3% •

Cost reduction despite inflation (Q3: -2.0%; 9M: -1.9%)

o Lower commercial cost (more rational approach, brand unification) 8.2% 9.5% o Bad debt remained stable due to credit and collection actions 5.8%

• CapEx below initial guidance: optimisation and big data

OIBDA OpCf o 16% CapEx/Sales including CapEx synergies (9M: +€83m)

Successful execution of operational synergies; 9M: €229m (Q3: +€94m)

33.3% 13.7% o Already secured 2/3 of best case +2.5 p.p. +4.0 p.p.

20 Investor Relations Telefónica, S.A.

HispAm: Focusing on value growth

Contract accesses (y-o-y)

Contract penetration Maintaining growth despite intense competition

14%

9%

7% • Leadership in contract segment in the region

6%

4% o Contract ARPU >6x prepaid; churn >0.5x 4% o Smartphone & LTE penetration 41% and 12% (+6 p.p. y-o-y respectively) HispAm ARG CHI COL PER MEX • Mobile net adds improved in Q3 o 1.1m (x2.7 y-o-y; x8.4 q-o-q) 22% 35% 34% 26% 36% 7% o Positive prepaid net adds after 2 quarters

Further room to grow; 65% of mobile penetration in the region (1)

Fixed business o Bundling strategy (43% o/total, +6 p.p. y-o-y)

FBB & Pay TV accesses (y-o-y) o Focus on quality; delivering higher speeds (59% >4 Mbps; +7 p.p.

FBB>4Mb Pay TV y-o-y) o FBB accesses +1% y-o-y

19% 14% 16%

13% 14%

9% 10% 7% 3%

HispAm ARG CHI COL PER

(1) Unique mobile subscriber according to Latin America GSMA 2016 report

21 Investor Relations Telefónica, S.A.

HispAm: OIBDA back to growth; improving profitability

Contribution to Revenues growth Q3 (organic y-o-y)


4.1%
3.9 p.p.
2.6 p.p.
(1.0 p.p.)
(1.4 p.p.)
Total
Mobile Services
Fixed Services
Handset
Regulation

2016 OIBDA (organic y-o-y)


0.8%
(3.4%)
6.3%
Q1
Q2
Q3

2016 OIBDA margin


28.3%
28.2%
31.0%
Q1
Q2
Q3
Organic y-o-y
(2.9 p.p.)
(2.0 p.p.)
+0.6 p.p.

Improved financial trends in Q3

- **OIBDA returned to growth y-o-y** (+6.3%; Q2: -3.4%); **sequential improvement in all countries** except México and Peru
  - Revs accelerated (+0.5 p.p. q-o-q) on MSR (Q3: +4.1% y-o-y)
  - OpEx improved y-o-y (+4.1%; Q2: +6.8%); more homogeneous comparison (higher comm. activity in Col & Arg from Q3 15)

- **ARGENTINA:**
  - Ramping-up revenues, OIBDA and margin on successful campaigns, tariffs update, and efficiency measures
- **COLOMBIA:**
  - OIBDA & MSR back to growth on trading improvement and more rational commercial approach
- **CHILE:**
  - Revenue & Profitability remained broadly flat y-o-y on increased value services amid strong competition
- **MEXICO:**
  - Challenging results continue affected by intense prepay competition
- **PERU:**
  - Revenues continued affected by strong competition

Investor Relations
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Telefónica

Organic deleverage based on strong FCF generation

Net Financial Debt

€ in millions

Net Financial Net Financial

(€2.6 Bn)

Debt/OIBDA Debt/OIBDA

3.20x 3.05x

52,568 (1,500) 148 266

(1,000) (360) (138) 49,984

Shareholder Pre-

Jun-16 FCF remuneration retirements Hybrid issue Net financial FX, MTM Sep-16 (hybrid cost) commitments investments & Others

302 (369)

2,144

(137) (440)

1,500

OpCF Working Net Interest Tax Spectrum FCF ex-spectrum capital payment paid & Others

23 Investor Relations Telefónica, S.A.

Attractive financing to reinforce liquidity

Interest payments cost Sources of long-term financing (YTD)

€ in billions 0.7 8.8

1.7

4.8

4.63%

4.31%

0.40 p.p.

1.0

(0.72 p.p.) 0.6

Sep-15 Europe Latam Sep-16 Equity Hybrids Bonds Other bank Latam Total Linked-bond financing Financing (non-dilutive convertible)

21.8 incl. EUR bond

Liquidity position (Sep-16) Net debt maturities (Sep-16) October

€ in billions € in billions; not considering hybrid NC dates

19.8 Av. debt life 5.04yr;

13.6

6.04yr incl. Oct. bond and liquidity

8.2

89% LT 6.7

6.2

0.8

Cash position Undrawn credit Liquidity position ex-VZ lines & syndicated 2016E 2017E 2018E credit facilities

24 Investor Relations Telefónica, S.A.

Summary

- **Strategy execution: Back to growth**
  - Transformation process paying off
  - Next steps: accelerate growth
- **Q3 proof points**
  - Accelerating OIBDA, OpCF, EPS, FCF growth and deleverage
  - FX drag ease
- **Sustainable operating improvement**
  - All business units registering better fundamentals
  - Best-in class assets: networks, spectrum and differential offers
- **New targets to ensure sustainable remuneration and consistent deleverage**
  - DPS 2016: €0.55/sh.; 2017: €0.4/sh.

Organic deleverage accelerated

Growing FCF

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For further information:

Investor Relations

Tel. +34 94 482 87 00 ir@telefonica.com www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 27, 2016	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá